EXHIBIT 99.1

Student Transportation, Inc. Celebrates Its Fourth Annual Bullying Prevention Awareness Month

Leading School Bus Transportation Company Aims to Create Advocates Onboard

WALL, N.J., Oct. 1, 2014 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), the most trusted provider of school bus transportation services in North America, is celebrating its fourth annual Bullying Prevention Awareness Month in October with its company-wide 'Operation: Bully Free Buses' campaign.

STI's family of companies throughout the United States and Canada will be hosting events and activities raising awareness of bullying prevention and promoting kindness while continuing to educate their bus drivers and other employees on how to prevent bullying on the school bus.

"We transport over a million children to and from school every school day and we want our buses to be a safe zone and comforting environment for our children," stated Nicholas Pizzo, Director of Organizational Development and program organizer. "We want our drivers to be advocates for those children so they know the bus driver is there to help prevent them from being bullied as well."

The company is promoting an anti-bullying photo contest featuring its employees throughout North America sending in photos showing their solidarity against bullying, with the winning location to receive company apparel for its entire staff. STI team members will launch the program by wearing blue shirts today, with over 2,000 of them featuring the statement 'I DRIVE A BULLY FREE BUS' to show their unity against bullying. In total, over 11,000 STI employees will be participating in the program in some way.

The company continues to add to its ST University training curriculum implementing additional 'Bullying Prevention Learning Modules' which help their drivers further establish the safe zone and comforting environment on the school bus while fostering a sense of care and compassion on the bus.

"Our goal every year is for 100% participation from our staff as well as participation from the children, parents, and other community members," added Mr. Pizzo. "When we have tools like our online training platform, feedback and dialogue with parents and school officials, and an organized effort from the company, we think we can spark a real change in the lives of our passengers."

Please visit and like the company's website at www.RideSTBus.com and Facebook page (www.facebook.com/StudentTransportation) to learn more and keep track throughout the month of how they are fulfilling their pledge to drive BULLY FREE school buses.

Profile

Founded in 1997, STI is North America's third-largest and most progressive provider of school bus transportation services, operating more than 11,500 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

CONTACT: For more information, please contact:
         Patrick Gallagher
         Marketing & Communications Manager
         (843) 884-2720 x208

         For media inquiries, please contact:

         Doug Coupe
         BOLD Communications Group
         (843) 856-2240
         doug@boldcommunicationsgroup.com